EXHIBIT 99.1

Recommendation from Equinor's nomination committee

The nomination committee in Equinor ASA (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly elects Jarle Roth as new member of the board of directors of Equinor ASA.

The nomination committee recommends Jarle Roth as new member of the board of directors.

Jarle Roth is an independent advisor. Roth has held CEO roles in multiple Norwegian companies, including at Eksportkreditt Norge AS, Arendals Fossekompani ASA, Umoe Group, Schat-Harding and Unitor ASA. His career spans across industrial investment management, change management, energy transition initiatives, financing of Norwegian export industries and global shipping services. He has extensive experience from major listed companies. His boardroom experience includes governance, risk management, strategy, M&A, and sustainability. Internationally, Roth has led and integrated businesses with activities within Europe, Americas and Asia.

Roth has previously served as chair of the Equinor Nomination Committee and Corporate Assembly.

Roth has an MSc of Finance and Business Administration (“siviløkonom”) from the Norwegian School of Economics (NHH).

The election to the board of directors of Equinor ASA takes place in the company's corporate assembly meeting Wednesday 26 November 2025. It is proposed that the election takes effect from 1 December 2025 and is effective until the next ordinary election of members to the board of directors in June 2026.

Contacts:

  Nils Morten Huseby, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office, Sissel Rinde, +47 412 60 584.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.